895027

04012606

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ______

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

83-6

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$10,000,000 Gold-Linked Variable Rate Redemption Notes due 12 January 2006
by the Bank
pursuant to its
EUR 20,000,000,000 Euro Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated January 8, 2004

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$10,000,000 Gold-Linked Variable Rate Redemption Notes due January 12, 2006 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Euro Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 29, 2003, as supplemented by a Pricing Supplement dated January 8, 2004 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated January 8, 2004 pursuant to a Programme Agreement dated August 30, 2002 with Morgan Stanley & Co. International Limited ("MS"). Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), MS has agreed to purchase the Notes. The obligations of MS are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100%	1.00%	99%
Total	US$10,000,000	$100,000	US$9,900,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.*

(b) (i) The Programme Agreement dated August 30, 2002.**
(ii) The Purchaser's Confirmation dated January 8, 2004.
(iii) The Agency Agreement dated August 30, 2002.**

(c) (i) The Prospectus dated August 29, 2003.*
(ii) The Pricing Supplement dated January 8, 2004.

---

* Previously filed with the Securities and Exchange Commission on September 29, 2003
** Previously filed with the Securities and Exchange Commission on December 20, 2002.

Exhibit (b)(ii)

PURCHASER'S CONFIRMATION FOR NON-SYNDICATED ISSUES

8 January 2004

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

European Bank for Reconstruction and Development ("EBRD")
USD 10,000,000 Gold-Linked Variable Redemption Note due 12 January 2006
Issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

Notwithstanding the provisions of Clause 9 of the Programme Agreement, we agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of EBRD's US legal counsel;

(c) the fees and expenses of EBRD's English legal counsel;

(d) the fees and expenses of the Agent and any paying agents;

(e) the fees in respect of filing in the United States;

(f) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(g) the cost of listing the Notes (other than Unlisted Notes); and

(h) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.00 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue. The net proceeds of the issue are USD 9,900,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with The Depository Trust Company, account number 050.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

Terms not expressly defined herein shall have the meanings set forth in the Prospectus dated 29 August 2003.

For: Morgan Stanley & Co. International Limited

By: ....
Authorised signatory

A03657382

Exhibit (c)(ii)

PRICING SUPPLEMENT

8 January 2004

European Bank for Reconstruction and Development
USD 10,000,000 Gold-Linked Variable Redemption Notes due 12 January 2006
Issued pursuant to a Global Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures".

SUMMARY OF THE NOTES

1.	Specified Currency:	United States Dollars ("**USD**")
2.	Nominal Amount:	USD 10,000,000
3.	Type of Note:	Indexed Notes
4.	Issue Date:	12 January 2004
5.	Issue Price:	100.00 per cent. of the Nominal Amount
6.	Maturity Date:	12 January 2006
7.	Fungible with existing Notes:	No
8.	Pricing Supplement to be read in conjunction with Prospectus dated:	29 August 2003

FORM OF THE NOTES

9.	Form of Note:	Registered
10.	Specified Denomination(s):	USD 1,000
11.	Exchange of Bearer Notes:	Not Applicable
12.	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
13.	(a) Registered holder of Registered Global Note:	Interests in Notes held through The Depositary Trust Company (the "**DTC**") will be represented initially by a Registered Global Note registered in the name of Cede & Co. as nominee for DTC. Interests in Notes held through Euroclear or Clearstream, Luxembourg will be represented initially by a Registered Global Note registered in the name of Citivic Nominees Limited as nominee for Citibank, N.A. as common depositary for Euroclear and Clearsteam, Luxembourg.

(b)	Exchange of Registered Global Note:	Each Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default; (ii) in the case of the Registered Global Note held through Euroclear or Clearstream, Luxembourg, if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; or (iii) in the case of the Registered Global Note held through DTC, if (x) DTC is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available, or (y) DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes. For this purpose, the fifth paragraph of the relevant Registered Global Note shall be deemed to be amended accordingly.

PROVISIONS RELATING TO INITIAL PAYMENT

14.	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15.		Interest Commencement Date:	Not Applicable

Fixed Rate Notes:

16.	(a)	Fixed Rate(s) of Interest:	Not Applicable
	(b)	Fixed Interest Date(s):	Not Applicable
	(c)	Initial Broken Amount per denomination:	Not Applicable
	(d)	Final Broken Amount per denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Not Applicable
	(f)	Business Day Convention:	Not Applicable
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable

Zero Coupon Notes:

17.	(a)	Accrual Yield:	Not Applicable
	(b)	Reference Price:	Not Applicable
	(c)	Other formula or basis for determining Amortised Face Amount, Early Redemption Amount and Final Redemption Amount:	Not Applicable
	(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not Applicable

Floating Rate Notes and Indexed Notes:

18.	(a)	Manner in which Rate of Interest is to be determined:	Not Applicable
	(b)	Margin(s):	Not Applicable
	(c)	Minimum Rate of Interest (if any):	Not Applicable
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction:	Not Applicable
19.		If ISDA Determination:	
	(a)	Floating Rate Option:	Not Applicable
	(b)	Designated Maturity:	Not Applicable

(c)	Reset Date:	Not Applicable
20.	If Screen Rate Determination:	Not Applicable
(a)	Reference Rate:	Not Applicable
(b)	Relevant Screen Page:	Not Applicable
(c)	Interest Determination Date:	Not Applicable
21.	If Indexed:	See item 28(b) below
22.	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23.	General Provisions for Floating Rate Notes and Indexed Notes:	
(a)	Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not Applicable
(b)	Business Day Convention:	Not Applicable
(c)	Business Day definition if different from that in Condition 4(b)(i):	Not Applicable
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable
(e)	Terms relating to calculation of Interest Amount:	Not Applicable
(f)	Party responsible for calculation of the Interest Amount:	Not Applicable
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not Applicable
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purpose of Condition 6(e), **"Payment Day"** means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London, New York City and the relevant place of presentation.
25.	Dual Currency Notes:	Not Applicable

26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28.	(a)	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	Not Applicable
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	The Final Redemption Amount per Specified Denomination shall be payable in USD and shall be calculated by the Agent (using the determinations of the Determination Agent (as defined in sub-paragraph 28(d) referred to below) by multiplying USD 1,000 by the percentage determined by the Determination Agent by application of the following formula (the "**Formula**"), and provided that (1) the Agent shall round the resultant amount of such multiplication to the nearest cent (with half a cent being rounded upwards), and (2) **such Final Redemption Amount shall be no greater than 115 per cent. of the Specified Denomination**: **95 per cent. plus the greater of:** (i) **zero per cent; or** (ii) **[(Spot$_{maturity}$/410.0) – 1] *0.82, with the resultant figure being expressed as a percentage** Where: "**Spot$_{maturity}$**" means the closing Gold Price (as defined below) on the Determination Date, as determined by the Determination Agent; "**Gold Price**" means the Official London Bullion Market Association ("**LBMA**") Gold AM Fix Price/USD as published on Reuters Page GOFO (or such other page as may replace that page on such service) (the "**Gold Price Reference Source Page**") on the Determination Date, as determined by the Determination Agent. In the event that the Gold Price is not published on the Gold Price Reference Source Page on the Determination Date, the Determination Agent will use the last LBMA Gold AM Fix Price/USD figure that was published on the Gold Price Reference Source

Page prior to the Determination Date.

The resultant figure from the determination set out in (ii) above shall be rounded, if necessary, to three decimal places, (with 0.0005 being rounded upwards).

The Determination Agent shall notify the Agent of its determination of the percentage reached by application of the Formula (as set out above) as soon as practicable after such determination (but in no event later than three (3) Business Days prior to the Maturity Date) whereupon the Agent shall promptly calculate the Final Redemption Amount payable per Specified Denomination on the Maturity Date and, as soon as practicable thereafter, notify the Issuer and the Noteholders thereof.

"**Determination Date**" means the date which falls seven calendar days prior to the Maturity Date, subject to adjustment such that if the Determination Date would otherwise fall on a day that is not a Business Day (as defined below), then the Determination Date shall be postponed to the next day which is a Business Day.

"**Business Day**" is any day (except a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for business in New York City and London.

(c)	Party responsible for calculation of the Final Redemption Amount:	Citibank, N.A. (the "**Agent**") as set out herein and as agreed with the Issuer in accordance with clause 8.4 of the Agency Agreement. All references to the Agent will include any successor or successors to Citibank, N.A. as Agent in respect of the Notes.
(d)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Final Redemption Amount:	Morgan Stanley Capital Services, Inc. (the "**Determination Agent**") shall be responsible for those duties and functions specified herein in accordance with the provisions of a determination agency agreement entered into between the Issuer and the Determination Agent dated 8 January 2004, as amended and/or supplemented from time to time (the "**Determination Agency Agreement**"). All references to the Determination Agent shall include any successor or successors to Morgan Stanley Capital Services, Inc. as Determination Agent in respect of the Notes.

29.	Instalment Note:	Not Applicable
30. (a)	Early Redemption Amount for each Note payable on an event of default:	Notwithstanding the provisions in Condition 5, upon the occurrence of an Event of Default (as defined in Condition 9), the Early Redemption Amount that becomes due and payable per Specified Denomination shall be payable in USD and shall be calculated by the Agent (using the determinations of the Determination Agent referred to in item 28(b)) by multiplying USD 1,000 by the percentage determined by the Determination Agent using the Formula as set out in item 28(b) above and provided that (1) the Agent shall round the resultant amount of such multiplication to the nearest cent (with half a cent being rounded upwards), and (2) **such Early Redemption Amount shall be no greater than 115 per cent. of the Specified Denomination.** When applying the Formula to determine such percentage, the term "**Determination Date**", will mean the date which falls seven calendar days prior to the date fixed for early redemption of the Notes, subject to adjustment such that if the Determination Date would otherwise fall on a day that is not a Business Day (as defined in paragraph 28(b) herein), then the Determination Date shall be postponed to the next day which is a Business Day. The Determination Agent shall notify the Agent of its determination of the percentage reached by application of the Formula (as set out above) as soon as practicable after such determination (but in no event later than three (3) Business Days prior to the date on which payment of the Early Redemption Amount is due and payable) whereupon the Agent shall promptly calculate the Early Redemption Amount payable per Specified Denomination on the date on which payment of the Early Redemption Amount is due and, as soon as practicable thereafter, notify the Issuer and the Noteholders thereof.
(b)	Accrual of interest following non-payment of Final Redemption Amount or Early Redemption Amount:	In the event that the Final Redemption Amount per Specified Denomination or the Early Redemption Amount per Specified Denomination is not paid when due, interest shall accrue thereon in an amount calculated by the Agent and equal to the product of such sum unpaid and the Day Count, where the "Day Count Fraction" means the

		number of days from (and including) the date on which such sum is due to (but excluding) the date of payment thereof (such number of days to be calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Morgan Stanley & Co. International Limited
33.	Stabilising Agent	Not Applicable
34.	Additional sales restrictions:	Not Applicable
35.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
36.	Common Code:	018285614
	ISIN Code:	US29874QBN34
	CUSIP Number:	9999X4BD0
37.	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
38.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
39.	Additional Information:	There are significant risks associated with the Notes described above including, but not limited to interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes described

above unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risk associated with an investment in these Notes.

See Annex for historical Gold Price movements.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

Application is hereby made to list this issue of Notes pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 12 January 2004)

....

CITIBANK, N.A.

(As Agent)

Annex

Historic Gold Price Movements


450
400
350
300
250
200
LBMA Gold Fix - USD
Jan 98
Jul 98
Jan 99
Jul 99
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04

Source: The Official London Bullion Market Association (the "**LBMA**") Morning Fix in US Dollars per Troy Ounce.

This graph is for illustration purposes only and no representation or warranty, express or implied, is made by the LBMA, the Issuer or Morgan Stanley & Co. International Limited ("**MSIL**") as to the accuracy or completeness of the information set out in this graph and nothing contained in this graph is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

The Notes are not in any way sponsored, endorsed, sold or promoted by the LBMA. The LBMA has no obligation to take the needs of Noteholders into consideration in composing, determining or calculating the Gold Price (as defined in item 28(b) of the Terms of the Notes) (or causing the Gold Price to be calculated). In addition each of the LBMA, the Issuer and MSIL makes no warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Gold Price and/or the level at which the Gold Price stands at any particular time on any particular day or otherwise, and shall not be liable to any person for any error in the Gold Price or under any obligation to advise any person, including, without limitation, the Noteholders, of any error therein.